

Sircles Media, Inc.

1590 Howe Avenue
Sacramento, California 95825

www.sircles.com

ANNUAL REPORT

FORM C-AR

In this report, the term "we," "us," "our", "the company", "Sircles" or "Sircles Media" refers to Sircles Media, Inc.. The term "application", or "app", refers to the "Sircles" downloadable mobile app.

The Company, having offered and sold SAFE's (Simple Agreement for Future Equity) pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at www.sircles.com.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ABOUT THIS FORM C-AR

Readers should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide readers with information different from that contained in this Form C-AR. Readers should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Issuer:	Sircles Media, Inc.
Legal status of issuer:	Corporation, organized in Delaware, incorporated on December 15th, 2019.
Physical address:	1590 Howe Ave, Sacramento, California 95825.
Website of issuer:	www.sircles.com. The information available on or through our website is not a part of this Form C-AR
Current number of employees:	15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$ 1,185,796.00	$ 159,997.00
Cash & Cash Equivalents:	$ 1,118,425.00	$ 65,843.00
Accounts Receivable:	$ -	$ 29,154.00
Short-term Debt:	$ 129,184.00	$ 88,162.00
Long-term Debt:	$ -	$ -
Revenues/Sales	$ -	$ -
Cost of Goods Sold:	$ -	$ -
Taxes Paid:	$ 1,468.00	$ 800.00
Net Income:	$ (461,953.00)	$ (663,709.00)

Financial Statements and Independent Auditor's Report for the periods ended December 31, 2020 and December 31, 2019 can be found at the end of this Annual Report.

Jurisdictions in which the issuer intends to offer securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TB, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

John Worthington – CEO and Director

Founder, CEO and Director of Sircles Media, Inc. 2018-Present
Founder, CEO and Director of Tech Service 2U, Inc., 2003-Present
Performs duties commensurate with a Chief Executive Officer.

Todd Fiore - CIO, President and Director

Co-Founder, CIO and Director of Sircles Media, Inc., 2018-Present
Co-Founder, CIO and Director of Tech Service 2U, Inc., 2003-Present
Performs duties commensurate with a Chief Information Officer.

Daniel Hinkle - COO and Director

Co-Founder, COO, and Director of Sircles Media, Inc., 2018-Present
Performs duties commensurate with a Chief Operating Officer

Vice President of Digital Marketing – Tech Service 2U, Inc., 2016-Present
Oversees the Digital Marketing team of Tech 2U, which hosts and creates websites for clients and performs other marketing services.

Michael Nashick - CFO and Director

CFO and Director for Sircles Media, Inc., 2018-Present
Performs duties commensurate with a Chief Financial Officer

Controller of Tech Service 2U, Inc., 2008-Present
Performs duties commensurate with a Controller

Ian Reeder - Secretary and Director

Secretary and Director of Sircles Media, Inc., 2018-Present
Performs duties commensurate with a Corporate Secretary

General Manager of Tech Service 2U, Inc., 2008-Present
Oversees the residential services division of Tech 2U, consisting of field service and repair, shop service and repair, and remote support services, for all regions and locations.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes certain expenses such as attorney's fees and, in circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

John Worthington, CEO, Founder, and Director holds 8,600,000 shares of Class A Common Stock, representing 86.3% of voting power in Sircles Media.

THE COMPANY'S BUSINESS

Description

Sircles Media has developed Sircles, a mobile app that could best be described as Yelp meets Facebook for recommendations, minus the negativity. Sircles is designed to be a positive force for positive interaction in a society where we feel that much of social media has become a vehicle for spreading negativity and disinformation. Sircles allows users to give and get recommendations from people they trust without having to rely on public posts from strangers and the filters and manipulations that affect them. Sircles does not have dislikes or rating systems to spread negative information about businesses or entertainment in the app. Sircles seeks to focus only on positivity, and is dedicated solely to the sharing of users' favorite places, services, and entertainment with their friends and family through an interface that is designed to be unique, fun and engaging.

Competition

Major competitors to Sircles Media include any social media platforms and technologies that enable users to share and make recommendations for services and entertainment to their friends and family, or search for services and entertainment recommended by others. Such platforms include such sites as Yelp or Angie's list, where users can search for businesses and assess their service quality based on ratings by other users. Other platforms include Facebook or Google which have user groups focused on various types of services or entertainment or have share functions built into them. There are also apps that specialize in making recommendations, such as and Likewise and others that possess similar functions. Sircles seeks to differentiate itself by encouraging only positive interactions between users through its focus on one core activity - Friends and family sharing their favorite businesses and entertainment with each other.

Customer Base, Marketing, and Monetization

The Sircles customer base is open to include individuals of all ages (users) who wish to share recommendations for their favorite businesses and entertainment with their friends and family. The app is currently free to download for all users. Customers will also consist of businesses who want to subscribe, on a monthly or annual basis, to a business portal that allows them to customize the presentation of their business in the app, track user activity from the sharing and favoriting of their business and offer discounts and other incentive to individuals who view their listings. The business portal and subscription terms are currently under development and with a goal to be deployed in Q4 of 2021 depending on user growth and demand for subscription services. Monthly or annual fees for business members at various price points are still being considered and will be based on demand, profitability goals and other factors which will develop as the user base, company size, and related expenses and costs grow.

We anticipate that the Sircles app will be marketed to users through paid influencers and media personalities. There are also boots-on-the-ground reps who will visit and engage with local businesses and encourage them to place Sircles stickers in their windows and tabletop displays and to enroll in paid memberships in the app. Aside from these methods, Sircles Media hopes for quick adoption and word of mouth to be the primary vehicle for growth. Since the primary function of the app is sharing, our hope is that users downloading the app will themselves foster growth simply by using and enjoying the app. We believe that the growth of this base will in turn foster its primary monetization strategy, which will consist of offering paid memberships to businesses described above.

Supply Chain

The Company's application software and platform were developed by the Company and are considered proprietary property of the Company. The Company currently outsources some of its material engineering and development functions, but also has in house developers who are employees of the Company. The Company utilizes the services and products of various third-party suppliers to operate and provide certain other critical services. For example, the Company's platform is hosted and maintained on AWS (Amazon Web Services) servers and infrastructure. It also uses various API's (Application Program Interface) to populate its categories, such as Google to support search and locations functions, TMDM (The Movie Database) for its entertainment category and plans to utilize Stripe for credit card processing when paid subscriptions for businesses are offered. The Company uses other services, to verify customer identification, manage Company email and other customer communications, and test platform security, among other things.

RISK FACTORS
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Material factors that make an investment in the issuer speculative or risky:

The Company may not be able to achieve its financial projections:
Sircles Media's business plan and projections were prepared by its management and are based on numerous assumptions, which are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that Sircles Media will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

Risks relating to developing technology:
The market for products and services in peer-to-peer referrals and marketing industry is characterized by rapid technological developments, frequent new product introductions, innovations, and evolving industry standards. The emerging character of these products and services and their rapid evolution will require Sircles Media's continuous improvement in the performance, features and reliability of its products and services, particularly in response to competitive offerings. Sircles Media may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards could require Sircles Media to make substantial expenditures to modify or adapt its products and services. This could harm Sircles Media's business, financial condition and operating results.

The Company has limited capitalization and may need additional financing in the future which may not be available:
Sircles Media has limited capitalization and may need additional financing to support existing and ongoing operations. There is no assurance that Sircles Media would be able to successfully obtain additional financing or do so on favorable terms. Should Sircles Media be unable to raise additional capital or generate sufficient revenues, Sircles Media may not be able to meet its obligations and investors in the SAFEs or stock could lose their entire investment. Sircles Media and the Sircles application was originally funded by Tech Service 2U, Inc. (Tech 2U), a related party that is commonly owned and controlled by the same management team. Tech 2U provided additional funds to Sircles Media in the form of loans and capital contributions. The ability of Tech 2U to provide additional funding is based on many operating and economic factors, and numerous risks unrelated to Sircles Media that are outside the control of its management. As such, Tech 2U may not be able to provide such funding in the future and cannot be relied upon

for additional capitalization.

Purchase price for Shares and SAFEs has been arbitrarily determined:
The purchase price for any Shares and SAFEs offered have been arbitrarily determined by Sircles Media and bear no direct relationship to their book value or the value of its assets. As such, the purchase price for the Shares and SAFEs is not necessarily indicative of their value. No assurance is or can be given that any of the Shares or SAFEs, if transferable, could be sold for the purchase price or for any amount. Investors, especially earlier investors, could lose their entire investment.

COVID-19 and other global crises:
The COVID-19 pandemic may cause disruptions and risks to the Company's operations as Company management and staff are required or choose for health and safety reasons to work remotely using online communication tools which may slow or delay completion of product and business development initiatives. Further, the COVID-19 pandemic's impact on the economy and, in particular, its impact on issuers of alternative investments, the volume, nature and terms of offerings by such issuers, the performance of alternative investments, and investor sentiment and behavior, over any period of time, cannot be predicted with certainty. The Company may make predictions regarding such impact, which may be wrong, or may cause our costs, plans and results of operations to change. The Company's competitors may be better equipped, positioned or capitalized to endure or counter the adverse effects of the pandemic. These economic and market factors may materially and adversely affect our ability to achieve our revenue, account growth and other objectives. In April 2020, the Company obtained a Payroll Protection Program loan under the CARES Act for $15,895 based on management's determination that, but for such financing, the uncertainty caused by the pandemic and the resulting disruptions could jeopardize the company's ability to operate if such financing was not obtained. The past, current or future effects of the COVID-19 pandemic on the economy, the Company's operations, customers, business partners and service providers, potential sources of additional capital, target markets, or employees may create impediments to our business growth and profitability, which could cause the Company's plans to fail and the value of investments in the Company to decline or be lost. The PPP loan funds were spent on covered costs subsequent to funding and was fully forgiven on March 30, 2021.

Management's judgment regarding use of proceeds:
Sircles Media's management, including the Board of Directors, will have broad discretion over the use of the net proceeds from the crowdfunding. Management has made only preliminary determinations as to the amount of net proceeds to be used based on its current expectations regarding Sircles Media's financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as actual financial performance may differ from management's current expectations, or Sircles Media's business needs may change as its business and its industry evolve. As a result, the proceeds received by Sircles Media in crowdfunding may be used in a manner significantly different from its current plans.

Design flaws/defects:
Sircles Media services or features may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. To the extent that the Sircles Media does not effectively address or plan for design flaws or other defects or any capacity constraints or system failures, Sircles Media's business, results of operations and financial condition could be significantly harmed.

Protection of Intellectual Property:
Although Sircles Media intends to take commercially reasonable actions to protect its intellectual property rights, including evaluating and potentially filing for and obtaining certain copyrights, trademarks and patents with the United States Patent and Trademark Office ("USPTO"), if applicable, no assurances can be given that the intellectual property of Sircles Media (i) will not infringe upon the intellectual property rights of others, (ii) that the USPTO filings will occur, or if they do, that they will be approved and enforceable, or (iii) ultimately will be the sole property of Sircles Media. Sircles Media's ability to compete effectively depends in part on developing and maintaining the proprietary aspects of its products. Sircles Media also cannot assure that any patents, copyrights or trademarks, if obtained, will not be successfully challenged, invalidated or circumvented in the future. In addition, no assurance can be given that competitors, many of which have substantial resources, have not already applied for, or obtained, or will not seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with Sircles Media's ability to make, use and sell its products and

services either in the United States or in international markets. Sircles Media expects to rely heavily on trade secrets and proprietary know-how, which Sircles Media will seek to protect, in part, through confidentiality and proprietary information agreements. Sircles Media requires its employees and key consultants to execute confidentiality agreements upon the commencement of employment or a consulting relationship with Sircles Media. No assurance can be given that employees or consultants will not breach these agreements, that Sircles Media will have adequate remedies for any breach or that Sircles Media's trade secrets will not otherwise become known to or be independently developed by competitors.

Reliance on key personnel:
Sircles Media's ability to achieve anticipated revenues is substantially dependent on its ability to attract and retain skilled personnel, especially management, software and app developers and service personnel. The loss of the services of one or more of Sircles Media's executives, officers, and key employees, including John Worthington, Sircles Media's CEO, Daniel Hinkle, Sircles Media's COO, Todd Fiore, Sircles Media's President and Chief Information Officer, or the decision of one or more of such officers or employees to join a competitor or otherwise compete directly or indirectly with Sircles Media could have a material adverse effect on Sircles Media's business, operating results and financial condition. Sircles Media does not currently maintain key-man life insurance on any officer or employee of Sircles Media. In addition, Sircles Media believes that its future success will depend on its ability to attract and retain additional skilled developers, business development, sales, management, and marketing personnel. There is and will continue to be competition for such personnel in Sircles Media's industry. New employees hired by Sircles Media generally require significant training. No assurance can be given that Sircles Media will be successful in attracting, training and retaining qualified personnel, and the failure to do so could have a material adverse effect on Sircles Media's business, operating results and financial condition.

The officers and board members of Sircles Media own and manage Tech Service 2U, Inc. (dba Tech 2U) and its wholly owned subsidiary, FireUp Esports Lounge. Tech 2U is an established technology service and repair company with a strong company culture and management team in place. This has given the officers and board members the ability to successfully manage both entities up to this point. Tech 2U and Sircles Media will continue to be simultaneously managed by the same officers and board members for the foreseeable future. The officers and board members are confident that as Sircles Media grows they will be able to recruit managers and additional staff to oversee Tech 2U's operations as needed to enable a greater emphasis on managing Sircles Media. Notwithstanding, the active management of both entities simultaneously by the same officers and board members could negatively impact their ability to successfully manage one or all companies.

Other Risk Factors; Loss of Entire Investment:
Other risk factors may exist that Sircles Media cannot contemplate at this time. Therefore, every investor must be able to bear the possible risk of loss of his, her, or its entire investment.

OWNERSHIP AND CAPITAL STRUCTURE

Description of Issuers Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Percent Ownership of Company by this class of shareholder	Liquidation Preference
Series Seed Preferred	10,000,000	2,637,010	1 vote for each share held	13.0%	Yes
B Common	21,000,000	10,400,000	1 vote for each share held	44.5%	No
A Common	9,000,000	8,600,000	10 votes for each share held	42.5%	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options	1,467,494 Class B Common

Other Securities	Amount of SAFE liability
SAFE	$1,295,035

Liquidation Preferences and Anti-Dilution Rights:
In the event of a liquidation, dissolution or winding up of Sircles, holders of Series Seed Preferred Stock are entitled to receive a liquidation preference equal to their original issue price for each share or such greater amount per share as would have been payable had all shares of Series Seed Preferred Stock converted into Sircles Class B Common Stock immediately prior to such liquidation event.

If there is a liquidation event before the termination of Sircles' SAFEs, each holder of a SAFE will automatically be entitled (subject to liquidation priority) to receive a portion of proceeds from such liquidation event, equal to the greater of (i) the purchase amount of each SAFE held or (ii) or such greater amount per SAFE as would have been payable had all such SAFEs converted into Sircles Class B Common Stock immediately prior to such a liquidation event.

The Series Seed Preferred is entitled to a broad-based, weighted-average, anti-dilution adjustment upon the issuance of certain capital stock of Sircles without consideration or for a consideration per share less than the original issuance price of the Series Seed Preferred. As of the date of this Form C-AR, Sircles has not issued capital stock that would cause an anti-dilution adjustment to the Series Seed Preferred.

Other Rights:
As of the date of this Form C-AR, Sircles has entered into multiple Simple Agreement for Future Equity (SAFE) with investors in exchange for an aggregate purchase price of $1,295,035. The SAFEs are convertible into future preferred stock of Sircles based on a valuation cap and a discount rate. The terms and conditions of the Sircles SAFE are included in our Form C.

Sircles' Certificate of Incorporation also provides for certain protective provisions for the holders of Series Seed Preferred Stock, requiring approval of holders of a majority of the Series Seed to take certain actions, including altering the bylaws or Certificate of Incorporation in a way that adversely affects the preferred stock, creating a new class of capital stock with superior rights, powers and privileges, redeeming shares of capital stock (subject to exceptions), paying certain dividends and liquidating and dissolving the corporation.

Material terms of any indebtedness of the issuer:
None besides trade payables.

Other exempt offerings the issuer conducted within the past three years:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
Jan-19	Regulation D, Rule 506(b)	Convertible Note	$ 327,000	General Operations
Nov-19	Regulation D, Rule 506(b)	Preferred Stock	$ 151,000	General Operations
Feb-20	Regulation D, Rule 506(b)	Preferred Stock	$ 167,000	General Operations
Nov-20	Regulation Crowdfunding	SAFE	$ 1,070,000	General Operations
Dec-20	Regulation D, Rule 506(c)	SAFE	$ 225,035	General Operations

Does the issuer have an operating history? Yes

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

Sircles Media was organized in December 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

Assets. As of December 31, 2020, the Company had total assets of $1,183,425, including $1,118,425 in cash. As of December 31, 2019, the Company had $159,997 in total assets, including $94,997 in cash.

Net Loss. The Company has had net losses of $461,953 and net losses of $663,709 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

Liabilities. The Company's liabilities totaled $1,440,114 for the fiscal year ended December 31, 2020 and $88,162 for the fiscal year ended December 31, 2019.

Related Party Transactions

As described in the Risk Factors, Sircles Media and the Sircles application was originally funded by Tech Service 2U, Inc. (Tech 2U), a related party that is commonly owned and controlled by the same management team. Tech 2U provided additional funds to Sircles Media in the form of loans and capital contributions. There is no guarantee that Tech 2U will be able to provide any funding in the future and cannot be relied upon for additional capitalization.

The following is a summary of the related party transactions between Tech 2U and Sircles Media:

Name	Relationship	Amount Invested	Transaction Type	Issue Date	Interest Rate	Maturity Date	Outstanding Principal Plus Interest - April 2021
Tech 2U	Commonly Controlled Entity	$ 30,000	Loan	9/27/18	0% per annum	9/30/19	$0.00
Tech 2U	Commonly Controlled Entity	$ 30,000	Loan	1/19/19	0% per annum	1/9/19	$0.00
Tech 2U	Commonly Controlled Entity	$ 10,000	Loan	11/6/20	0% per annum	2/15/21	$0.00

2019 – Q1-Q3:
Tech 2U incurred $80,370 in legal fees, R&D costs, and sales and administrative costs to support Sircles project costs. This amount was booked as contributed capital to Sircles Media and was made without Tech 2U obtaining an ownership interest in Sircles Media.

2020 – Q2-Q4:
Tech 2U made a series of capital contributions totaling $65,800. These contributions were not loans nor did they result in an ownership interest in Sircles.

2020 – Q2-Q4:
Tech 2U employed a full time software engineer to work exclusively on the Sircles project for the direct benefit of Sircles Media. Tech 2U billed Sircles Media for the amount of wages, benefits, and payroll tax expenses paid by Tech 2U. The bill was approximately $42,400 and was billed at cost (Tech 2U realized no profit from the services provided). This bill is currently outstanding (April 2021) and included in accounts payable on Sircles Media's 2020 balance sheet and income statements.

Liquidity & Capital Resources

To-date, the company has been financed with $90,895 in debt. $318,000 in equity, $327,000 in convertibles, and $1,295,035 in SAFEs.

We will likely require additional financing in the future in order to perform operations over the lifetime of the Company. We do not have additional sources of capital other than the proceeds from our prior and current SAFE offerings. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds from our past and current SAFE offerings will be sufficient to enable us to implement our strategy, but we anticipate that they will not. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

As of April 29th, 2021, we have an active SAFE campaign through the WeFunder crowdfunding platform that began February 26th, 2021 and will remain active for six months after that date. We anticipate taking a disbursement from the campaign of approximately $877K-$965K by April 30th, 2021. This disbursement cannot be guaranteed.

Runway & Short/Mid Term Expenses

Sircles Media Inc. cash in hand is $730,450 as of April 29th, 2021. Over the last three months. revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $93,000/month, for an average burn rate of $93,000 per month.

Since the date of our financials 12/31/20, here are some material changes to our finances and operations: We have successfully launched the Sircles app for IOS and Android on February 1st, 2021. We are currently working on restructuring and expanding the development team to add more features, improve the app's overall functionality, and enhance its presentation. We are also expanding our efforts to promote the app locally to users and businesses to build a following and a create base of paying business subscribers.

We will likely need additional capital to start generating revenue. In six months, we hope to be generating $10-13k in monthly revenues and have 300k monthly active users. Within the next six to nine months, we anticipate our monthly burn rate to increase to $160K-$180K. Based on current cash on hand and anticipated upcoming deposits from our WeFunder campaign we project our current runway to be approximately 9 months before additional cash is needed to fund operations. Our intent is to become profitable, or to be acquired in 36 months, or both.

The above projections are forward looking and cannot be guaranteed.

Bad Actor Disclosure:
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
John Worthington
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
John Worthington
Chief Executive Officer

Sircles Media, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

SIRCLES MEDIA, INC.

TABLE OF CONTENTS



To the Board of Directors of
Sircles Media, Inc.
Wilmington, Delaware

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Sircles Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has accumulated deficit of $1,127,408 as of December 31, 2020, incurred net losses of $461,953 and $663,709 and had negative cash flows from operations of $333,148 and $529,722 for the years ended December 31, 2020 and 2019, respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 17, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SIRCLES MEDIA, INC.
Balance Sheets
As of December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets:				
Cash	$	1,118,425	$	65,843
Due from related party		-		29,154
Prepaid expense		2,371		-
Total Current Assets		1,120,796		94,997
Trademark		65,000		65,000
TOTAL ASSETS	$	1,185,796	$	159,997
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable and accrued liabilities	$	36,213	$	47,600
Accounts payable - related party		42,409		-
Loan payable - related party		10,100		100
Deferred revenue		40,462		40,462
Total Current Liabilities		129,184		88,162
Long-Term Liabilities:				
SBA Paycheck Protection Program loan		15,895		-
SAFE liability		1,295,035		-
Total Long-Term Liabilities		1,310,930		-
Total Liabilities		1,440,114		88,162
Stockholders' Equity/(Deficit):				
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 2,637,010 and 2,489,858 shares issued and outstanding, liquidation preferences of $1,254,425 and $1,184,425 as of December 31, 2020 and 2019, all respectively.		264		249
Class A Common Stock, $0.0001 par, 9,000,000 shares authorized, 8,600,000 and 8,600,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively.		860		860
Class B Common Stock, $0.0001 par, 21,000,000 shares authorized, 8,997,506 and 8,997,506 shares issued and outstanding as of December 31, 2020 and 2019, respectively.		900		900
Additional paid-in capital		871,131		735,346
Subscription receivable		(65)		(65)
Accumulated deficit		(1,127,408)		(665,455)
Total Stockholders' Equity/(Deficit)		(254,318)		71,835
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	1,185,796	$	159,997

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Operations
For the years December 31, 2020 and 2019

	2020	2019
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	159,021	197,496
Research and development	225,401	402,069
Sales and marketing	5,063	27,850
Total Operating Expenses	389,485	627,415
Loss from operations	(389,485)	(627,415)
Other Income/(Expense):		
Event income	-	900
Interest expense - beneficial conversion feature discount	-	(36,394)
Interest expense - SAFE issuance costs	(71,000)	-
Total Other Income/(Expense)	(71,000)	(35,494)
Provision for income taxes	(1,468)	(800)
Net Loss	$ (461,953)	$ (663,709)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Changes in Stockholders' Equity/(Deficit)
For the years December 31, 2020 and 2019

	Series Seed Preferred Stock		Class A Common Stock		Class B Common Stock		Additional	Accumulated	Subscription	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Deficit	Receivable	Equity/(Deficit)
Balance at December 31, 2018	-	$ -	8,600,000	$ 860	8,725,000	$ 873	$ 113	$ (1,746)	$ -	$ 100
Conversion of convertible notes	1,614,831	161	-	-	-	-	326,839	-	-	327,000
Beneficial conversion feature discounts	-	-	-	-	-	-	36,394	-	-	36,394
Issuance of preferred stock for cash	875,027	88	-	-	-	-	247,912	-	-	248,000
Issuance of common stock for cash	-	-	-	-	88,753	9	5,056	-	(65)	5,000
Issuance of common stock for service	-	-	-	-	23,753	2	4,998	-	-	5,000
Issuance of restricted common stock for services	-	-	-	-	160,000	16	33,664	-	-	33,680
Capital contribution	-	-	-	-	-	-	80,370	-	-	80,370
Net loss	-	-	-	-	-	-	-	(663,709)	-	(663,709)
Balance at December 31, 2019	2,489,858	249	8,600,000	860	8,997,506	900	735,346	(665,455)	(65)	71,835
Issuance of preferred stock for cash	147,152	15	-	-	-	-	69,985	-	-	70,000
Capital contribution	-	-	-	-	-	-	65,800	-	-	65,800
Net loss	-	-	-	-	-	-	-	(461,953)	-	(461,953)
Balance at December 31, 2020	2,637,010	$ 264	8,600,000	$ 860	8,997,506	$ 900	$ 871,131	$ (1,127,408)	$ (65)	$ (254,318)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Cash Flows
For the years December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (461,953)	$ (663,709)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	-	38,680
SAFE issuance costs	71,000	-
Beneficial conversion feature discount	-	36,394
Changes in operating assets and liabilities:		
Decrease/(increase) in due from related party	29,154	(29,149)
Decrease/(increase) in prepaid expense	(2,371)	-
Increase/(decrease) in accounts payable and accrued liabilities	(11,387)	47,600
Increase/(decrease) in accounts payable - related party	42,409	-
Increase/(decrease) in deferred revenue	-	40,462
Net Cash Used In Operating Activities	(333,148)	(529,722)
Cash Flows From Financing Activities		
Proceeds from SBA Paycheck Protection Program loan	15,895	-
Proceeds from SAFE liability	1,295,035	-
SAFE issuance costs	(71,000)	-
Proceeds from convertible notes	-	327,000
Proceeds from loan payable - related party	10,000	30,000
Repayment of loan payable - related party	-	(94,900)
Proceeds from issuance of Series Seed preferred stock	70,000	248,000
Proceeds from issuance of common stock	-	5,000
Proceeds from subscription receivable	-	10
Capital contribution	65,800	80,370
Cash Provided By Financing Activities	1,385,730	595,480
Net Change In Cash	1,052,582	65,758
Cash at Beginning of Period	65,843	85
Cash at End of Period	$ 1,118,425	$ 65,843
Supplemental Disclosure of Non-Cash Financing Activities		
Common stock issued for service	$ -	$ 38,680
Conversion of convertible note agreements	$ -	$ 327,000
Supplemental Disclosure of of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 1,468	$ 800

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (" the Company") is a corporation organized on February 12, 2018 under the laws of Delaware, originally organized as Social Circle LLC, a Delaware limited liability company, which was converted to a corporation on December 15, 2019. The Company is a social media company which develops a mobile networking application.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The financial statements have been retroactively adjusted to apply the conversion of limited liability company to corporation effective at the beginning of the periods presented. Therefore, the statement of stockholders' equity reflects the activity and balances as though the Company was a corporation for the periods presented. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2020 and 2019. As of December 31, 2020 and 2019, the Company's cash in bank balances exceed federally insured limits by $868,425 and $0, respectively.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life.

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

1. Identification of a contract with a customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when or as the performance obligations are satisfied.

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. The Company's main revenue stream will be fees for marketing services, which will be recognized upon delivery of its service. No revenue has been earned or recognized for the years ended December 31, 2020 or 2019.

Deferred Revenue

Orders that have been placed and paid as of year-end but have not been fulfilled are recorded as deferred revenue. Deferred revenue consists of collections from a rewards crowdfunding platform. In exchange for funds received from the platform, contributors will receive early access to the Company's beta app, coupons for Tech 2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount. Tech 2U, a related party, is commonly controlled by the shareholders of the Company. Deferred revenue was $40,462 and $40,462 as of December 31, 2020 and 2019, respectively.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2020 and 2019, prepaid expenses was $2,371 and $0, respectively, which pertains to advance payment for insurance.

Advertising

Advertising costs are expensed as incurred.

Research & Development

Research and development costs are expensed as incurred. Total expense related to research and development was $225,401 and $402,069 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet. As of December 31, 2020 and 2019, subscriptions receivable presented as a contra equity account was $65 and $65, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2020 and 2019, the Company had estimated net operating loss carryforwards of $991,528 and $533,908 and research & development tax credits of $18,118 and $18,118, all respectively. The Company incurs Federal and California income taxes at rates of 21% and 8.84% of gross margin, respectively, and has used an effective blended rate of 27.98% to derive a net deferred tax asset before valuation allowance of $295,583 and $167,525 as of December 31, 2020 and 2019, respectively. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $295,583 and $167,525 were recorded as of December 31, 2020 and 2019, respectively. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize NOL carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had NOL carryforwards available to offset future taxable income in the amounts of $991,528 and $533,908, respectively. NOL incurred prior to tax year 2018 will be carried forward for 20 years and post-Tax Cuts and Jobs Act NOL will not expire and will be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation* (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company early adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated deficit of $1,127,408 as of December 31, 2020, incurred net losses of $461,953 and $663,709 and had negative cash flows from operations of $333,148 and $529,722 for the years ended December 31, 2020 and 2019, respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. Management has evaluated these conditions and plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing. Management believes its plans are sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future positive cash flows from operations. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: DEBT FINANCING AGREEMENTS

SBA Paycheck Protection Program Loan

On August 6, 2020, the Company applied for and received an SBA Paycheck Protection Program loan for $15,895. This loan bears interest at 0.98% per annum and will mature 5 years from the date of first disbursement of the loan, including the deferral period of maximum of 10 months from the date of first disbursement of the loan. This loan requires equal monthly payments of principal and interest after the deferment period. The loan is forgivable if certain conditions are met and the Company expects to meet those conditions, though no assurance can be given that any amount will be forgiven. As no repayments have occurred to date, the outstanding principal balance as of December 31, 2020 was $15,895.

SAFE Agreements

In 2020, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $1,295,035 (the "Purchase Amount"). The Company incurred $71,000 of broker fees related to the issuance for these SAFE agreements, which were charged to 2020 interest expense due to the indeterminate period of the SAFE agreements. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined by the lesser of a 10% discount to the share pricing in the triggering round or a $10,000,000 post-money valuation on the Company's capitalization (as defined in the SAFE agreements).

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stock holders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFE agreements are junior to debts, senior to common stock, and on par with preferred stock. If the SAFE agreements convert into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

Convertible Agreements

In 2019, the Company issued a series of convertible notes totaling to $327,000. These convertible notes were unsecured, bear no interest, and matured in 2019. All principal was due upon maturity, which was 6 months after the issuance date of each note.

These convertible notes were subject to automatic conversion upon an equity financing (as defined in the agreements), into the equity security in the triggering round. The conversion price (the "Conversion Price") was the lower of the quotient resulting from dividing $4,000,000 by the Company's capitalization immediately prior to the closing of the financing or 90% of the price per share paid by other investors for the securities in the triggering financing. These convertible notes were also subject to automatic conversion upon change of control into Class B common stock at a conversion price equal to the quotient resulting from dividing $4,000,000 by the number of fully diluted shares. Change of control includes: (a) the closing of the sales, transfer, or other disposition of all or substantially all of the Company's assets, (b) the consummation of the merger or consolidation of the Company with or into another entity, (c) the closing of the transfer to a person or group of affiliated persons, or (d) liquidation, dissolution or winding up of the Company. These convertible notes were also subject to optional conversion upon the maturity date into Class B common stock at a conversion price equal to the quotient resulting from dividing $4,000,000 by the number of fully diluted shares.

In 2019, the Company converted all the outstanding convertible notes, with total principal balances of $327,000, into 1,614,831 shares of Series Seed preferred stock (see Note 5).

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Sircle LLC) was a limited liability company. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc. These financial statements retroactively present the equity activity as if the conversion occurred at the beginning of the periods presented, and therefore present all equity authorizations, balances and activity following Sircles Media, Inc.'s records.

The Company is authorized to issue a total of 40,000,000 shares of stock. The Company authorized 30,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A common stock and 21,000,000 shares of Class B common stock. The Company authorized 10,000,000 shares of $0.0001 par value Preferred Stock, all designated as Series Seed Preferred Stock.

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The preferred stock are subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into the Company's Class B common stock upon an initial public offering or by vote or written consent of the requisite holders.

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and b) on an as converted to Class B common stock basis. The total liquidation preferences as of December 31, 2020 and 2019 were $1,254,425 and $1,184,425, respectively.

Preferred Stock Issuances

In 2020, the Company issued 147,152 shares of Series Seed preferred stock at $0.4757 per share for gross proceeds of $70,000.

In 2019, the Company issued 671,116 shares of Series Seed preferred stock at $0.225 per share for gross proceeds of $151,000. The issuance of Series Seed preferred stock triggered the conversion of all convertible notes resulting in the conversion of the then outstanding principal balance of $327,000 into 1,614,831 shares of Series Seed preferred stock at conversion price of $0.205 per share. A $36,394 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 10% conversion discount. Also in 2019, the Company issued 203,911 shares of Series Seed preferred stock at $0.4757 per share for gross proceeds of $97,000.

Common Stock Issuances

In 2019, the Company issued 88,753 shares of Class B common stock at an average price of $0.06 per share for gross proceeds of $5,000. Also, in 2019, the Company issued 23,753 shares of Class B common stock in exchange for services valued at $0.21 per share for a total of $5,000.

Restricted Common Stock Issuances

In 2018, the Company granted up to 600,000 shares of restricted Class B common stock under two independent contractor agreements. These shares vest depending on the milestone, as indicated in the agreements. In 2018, 25,000 shares vested. For the years ended December 31, 2020 and 2019, 0 and 150,000 shares vested and the Company recorded stock-based compensation expense of $0 and $31,575, all respectively. These agreements were terminated in 2019 and 2020.

In 2019, the Company granted 10,000 shares of restricted Class B common stock under an employment contract. These shares vested upon hiring and the Company recorded stock-based compensation expense of $2,105 for the year ended December 31, 2019.

There were no unvested restricted common stock and unrecognized compensation cost related to restricted common stock as of December 31, 2020 or 2019.

NOTE 6: RELATED PARTY TRANSACTIONS

In September 2018, the Company entered in a purchase and sale agreement with a third party to purchase a trademark for $65,000. The purchase amount of $65,000 was paid by Tech 2U, an entity controlled by the founders of the Company. In exchange, the Company issued a promissory note to Tech 2U for $65,000. This note is unsecured, bears no interest and payable in two installments. $35,000 was paid in September 2018 and the $30,000 was paid in January 2019.

In 2019, Tech 2U paid various expenses on behalf of the Company amounting to $80,370. These proceeds were presented as capital contributions to the Company under additional paid-in capital.

In 2020, Tech 2U made various cash advances to the Company amounting to $65,800. These proceeds were presented as capital contributions to the Company under additional paid-in capital.

In 2019, Tech 2U received the Company's collections from a rewards crowdfunding platform campaign. As of December 31, 2019, this amounted to $29,154, which was presented as due from related party in balance sheet as it was held in a Tech 2U bank account. In 2020, the Company received the full amount from Tech 2U.

On November 8, 2020, the Company entered into a loan agreement with Tech 2U for $10,000. This loan is unsecured, bears no interest, and is payable on February 15, 2021.

During 2020, the Company received services from a Tech 2U employee which were charged to the Company's operating expenses. The total amount of such services for the year ended December 31, 2020 was $42,409, which all remains outstanding and due to Tech 2U and therefore has been recorded as a related party payable as of December 31, 2020.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.